Filed pursuant to Rule 433

Dated August 7, 2019

Registration No. 333-231902-01

Lloyds Bank plc USD 1,500,000,000 2.250% Notes due 2022

Pricing Term Sheet:

Issuer (LEI number)	Lloyds Bank plc (549300PPXHEU2JF0AM85)
Status	Senior, Unsecured
Format	SEC Registered Global Notes
Expected Issue Ratings*	Aa3 (Moody’s) / A+ (S&P) / A+ (Fitch)
Principal Amount	USD 1,500,000,000
Denomination	USD 200,000 and integral multiples of USD 1,000 in excess thereof
Pricing Date	7 August 2019
Expected Settlement / Issue Date**	14 August 2019 (T+5)
Maturity Date	14 August 2022
Interest Rate	2.250% per annum, payable semi-annually in arrear
Interest Payment Dates	Semi-annually on 14 February and 14 August, commencing on 14 February 2020 to the Maturity Date
Reference Benchmark Treasury	1.750% due 15 July 2022
Reference Benchmark Treasury Price / Yield	100-21 ¾ / 1.512%
Reoffer Spread to Benchmark Treasury	+85 bps
Reoffer Yield	2.362%
Issue / Reoffer Price	99.677%
Underwriting Commission	0.150%
All-in Price	99.527%
Net Proceeds to Issuer before expenses	USD 1,492,905,000
Redemption Price	100.000%
Day Count Fraction	30/360
Business Day Convention	Following; Unadjusted
Business Days	Means any day, other than Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or regulation to close with respect to the place or places where the principal of, and any interest on, the Senior Notes shall be payable
Joint Bookrunners	Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Lloyds Securities Inc. and Wells Fargo Securities, LLC

Expected Listing	New York Stock Exchange
Governing Law	The Indenture, the First Supplemental Indenture and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York
Events of Default, Limitation of Remedies

An “Event of Default” with respect to the Senior Notes shall result if:

•     any payment of principal or interest in respect of the Senior Notes is not paid within 14 days from the due date for payment and such payment is not duly paid within 14 days following written notice requiring the payment to be made;

•     any default in the performance or breaches of any covenant or warranty of the Indenture (as referred to above) (other than as stated above with respect to payments due) and such default continues for 60 days of receipt of written notice requiring the breach to be remedied;

•     an English court of competent jurisdiction makes an order which is not successfully appealed within 30 days; or an effective shareholders’ resolution is validly adopted, for the winding-up of Lloyds Bank plc, other than under or in connection with a scheme of amalgamation or reconstruction not involving a bankruptcy or insolvency.

If an Event of Default occurs, the Trustee or the holder or holders of at least 25% in aggregate principal amount of the outstanding Senior Notes may declare to be due and payable immediately in accordance with the terms of the Indenture, the principal amount of, and any accrued but unpaid interest on the Senior Notes of that series.

Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the Senior Notes, the holders and beneficial owners of the Senior Notes will be required to agree that by purchasing or acquiring the Senior Notes, they acknowledge, accept, agree to be bound by and consent to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into shares or other securities or other obligations of Lloyds Bank plc or another person; and/or (iii) the amendment or alteration of the maturity of the Senior Notes, or amendment of the amount of interest due on the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which U.K. bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. Each holder and beneficial owner of the Senior Notes will further be required to acknowledge and agree that the rights of the holders and/or beneficial owners under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

For these purposes, a “U.K. bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to Lloyds Bank plc or its affiliates, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime under the Banking Act as the same has been or may be amended from time to time (whether pursuant to the U.K. Banking Reform Act 2013, secondary legislation or otherwise), pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power.

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Senior Notes or payment of interest on the Senior Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by us under the laws and regulations of the United Kingdom and the European Union applicable to us and Lloyds Bank Group.
Settlement Method	Delivery free of payment
ISIN	US53944VAS88
CUSIP	53944VAS8

Use of Proceeds	General corporate purposes
Target Market	MiFID II product governance / Professional investors and ECPs only target market / PROHIBITION OF SALES TO EEA RETAIL INVESTORS – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.
Singapore SFA Product Classification	In connection with Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”) and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are ‘prescribed capital markets products’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

*Note: A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Bank plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Bank plc has filed with the SEC for more complete information about Lloyds Bank plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lloyds Bank plc and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Lloyds Securities Inc. collect at 1-212-930-5000 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

**We currently expect delivery of the Senior Notes to occur on or about 14 August 2019, which will be the fifth business day following the pricing of the Senior Notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of pricing or the next two succeeding Business Days will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Senior Notes who wish to trade Senior Notes on the date of pricing or the next two succeeding Business Days should consult their own advisors.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.